Exhibit 99.1

Copa Holdings Announces Monthly Traffic Statistics for September 2016

PANAMA CITY, Oct. 10, 2016 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for September 2016:

Operating Data	Sep	Sep	% Change	YTD	YTD	% Change
	2016	2015	(YOY)	2016	2015	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,740.5	1,713.1	1.6%	16,408.2	16,189.3	1.4%
RPM (mm) (2)	1,439.7	1,247.5	15.4%	13,121.6	12,206.4	7.5%
Load Factor (3)	82.7%	72.8%	9.9p.p.	80.0%	75.4%	4.6p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of September 2016, Copa Holdings' system-wide passenger traffic (RPMs) increased 15.4% year over year, while capacity (ASMs) increased 1.6%. As a result, system load factor for September 2016 was 82.7%, a 9.9 percentage point increase when compared to September 2015.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 74 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 99 aircraft: 78 Boeing 737NG aircraft and 21 EMBRAER-190s. For more information visit www.copa.com.

CPA-G

CONTACT:
Raúl Pascual – Panamá
Director – Investor Relations
(507) 304-2774